ESPERANZA RESOURCES CORP.
Suite 1400, 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders of common shares ("Esperanza Shareholders") of Esperanza Resources Corp. ("Esperanza") will be held at the Connaught Room, Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia on August 27, 2013 at 10:00 a.m. (Vancouver time) for the following purpose:

1.

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated July 25, 2013 (the "Interim Order") and, if thought advisable, to pass, with or without amendment, a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA"), the full text of which is set forth in Appendix  to the accompanying Management Information Circular (the "Circular"); and

2.

to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Circular contains the full text of the Arrangement Resolution and provides additional information relating to the subject matter of the Meeting, including the Arrangement, and is deemed to form part of this Notice of Meeting.

Esperanza Shareholders are entitled to vote at the Meeting either in person or by proxy.  Registered Esperanza Shareholders who are unable to attend the Meeting in person are encouraged to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular.  In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc., at its offices at 100 University Ave., 9th Floor, Toronto, ON, M5J 2Y1, or by toll free North American fax number 1-866-249-7775, or by international fax number 1-416-263-9524, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.  Please advise Esperanza of any change in your mailing address.

If you are not a registered Esperanza Shareholder, please refer to the section in the Circular entitled "General Proxy Information – Non-Registered Holders" for information on how to vote your Esperanza shares.

Registered Esperanza Shareholders who validly dissent from the Plan of Arrangement will be entitled to be paid the fair value of their shares, subject to strict compliance with Sections 237 to 247 of the BCBCA, as modified by the provisions of the Interim Order, the proposed final order and the plan of arrangement. The right to dissent is described in the section in the Circular entitled "Dissent Rights" and the text of the Interim Order is set forth in Appendix  to the Circular. Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified, may result in the loss of any right of dissent.

DATED at Vancouver, British Columbia this 25th day of July, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

"Greg D. Smith"

Greg D. Smith

President & Chief Executive Officer